UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

R.G. Barry Corporation

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

068798107

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive

Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068798107	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 529,136
9. Sole Dispositive Power
10. Shared Dispositive Power 529,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 068798107	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 529,136
9. Sole Dispositive Power
10. Shared Dispositive Power 529,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 068798107	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 529,136
9. Sole Dispositive Power
10. Shared Dispositive Power 529,136

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 068798107	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 529,136
8. Shared Voting Power
9. Sole Dispositive Power 529,136
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 068798107	13D	Page 6 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 529,136
8. Shared Voting Power
9. Sole Dispositive Power 529,136
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 529,136
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 068798107	Page 7 of 10 Pages

This Amendment No. 1 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, par value $1 per share, of R.G. Barry Corporation, an Ohio corporation, filed by the undersigned on January 29, 2009 (the “Schedule 13D”), amends the Schedule 13D as follows:

1. The first paragraph of Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Persons acquired beneficial ownership of an aggregate of 529,136 shares of Common Stock for $3,376,253.26 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2. The first paragraph of Item 4 of the Schedule 13D shall be amended and restated in full as follows:

“The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons further believe that the Issuer would be better able to realize its full value as a private entity. Accordingly, in a letter dated January 28, 2009, attached hereto as Exhibit 5, the Fund submitted an offer to acquire all outstanding shares of the Issuer that it does not own. On March 16, 2009, the Issuer responded that its board of directors had determined not to pursue the Fund’s offer. On April 2, 2009, the Fund transmitted a letter to Gordon Zacks, chairman of the Issuer’s board of directors, attached hereto as Exhibit 6, in which the Fund formally withdrew its offer. The rejection by the Issuer’s board of directors of the Fund’s offer has caused the Fund to reconsider its continuing ownership of shares of the Common Stock.”

3. Item 5(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) In the aggregate, the Reporting Persons beneficially own, as of April 1, 2009, 529,136 shares of the Common Stock, representing approximately 5.0% of such class of securities. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each beneficially owns, as of April 1, 2009, 529,136 shares of the Common Stock, representing approximately 5.0% of such class of securities. These percentages of beneficial ownership are based on a total of 10,585,086 shares of the Common Stock outstanding as of January 28, 2009, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended December 27, 2008.”

4. Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person effected any transaction in shares of the Common Stock from February 1, 2009 (the date 60 days prior to the event which requires the filing of this statement) to April 2, 2009.”

5. Item 5(e) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Persons ceased to beneficially own in the aggregate, and the Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, ceased to beneficially own, 5.0% of the class of shares of Common Stock as a result of the increase in the total of shares of Common Stock outstanding reported in the quarterly report of the Issuer on Form 10-Q filed on February 3, 2009.”

CUSIP No. 068798107	Page 8 of 10 Pages

6. Item 7 of the Schedule 13D shall hereby be amended by adding an Exhibit 6 as follows:

“Exhibit 6 Letter from Mill Road Capital, L.P. to Gordon Zacks dated April 2, 2009.”

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 068798107	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	April 2, 2009

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

CUSIP No. 068798107	Page 10 of 10 Pages

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

CHARLES M. B. GOLDMAN

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman